UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2025

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

B.O.S. Better Online Solutions Ltd.

This Form 6-K, including the exhibits, is hereby incorporated by reference into all effective registration statements, filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto is the following exhibit:

99.1	Unaudited Condensed Interim Consolidated Financial Statements of the Registrant as of June 30, 2025.
99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Six Months ended June 30, 2025 and June 30, 2024.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PR	Inline XBRL Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Moshe Zeltzer
Moshe Zeltzer
Chief Financial Officer

Dated: September 30, 2025

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Condensed Interim Consolidated Financial Statements of the Registrant as of June 30, 2025.
99.2	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Six Months ended June 30, 2025 and June 30, 2024.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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